MEMORANDUM

DATE: December 18, 2002

TO: File

FROM: Ciara McNeil

RE: Item 77(i): Form N-SAR for Fidelity Advisor Series II

Pursuant to a Board approved vote on July 18, 2002, Fidelity Advisor Floating Rate High Income commenced a new class of shares, Fidelity Advisor Floating Rate High Income - Retail Class, on September 19, 2002.